UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

PROCESSED
FEB 03 2005
THOMSON FINANCIAL

05002240

January 14, 2005

Margaret M. Foran
Vice President – Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-14-2005

Re: Pfizer Inc.
Incoming letter dated December 21, 2004

Dear Ms. Foran:

This is in response to your letters dated December 21, 2004 and January 12, 2005 concerning the shareholder proposal submitted to Pfizer by William Steiner. We also have received a letter on the proponent's behalf dated January 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 21, 2004

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer, Inc. (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponents.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague in violation of Rule 14a-8(i)(3) and because the Company is unable to implement the Proposal in violation of Rule 14a-8(i)(6). Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

THE PROPOSAL

The Proposal recommends that the Company's By-laws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below or, in the alternative, that the Proposal requires revision also as discussed below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareholder proposals concerning executive compensation. *See, e.g., Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); *Pfizer Inc.* (avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); *General Electric Co.* (avail. Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareholder approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interact with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The reference to "annual compensation" in the Bylaw text set forth in the Proposal is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareholders are familiar with the term as a result of it being the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically addresses its application to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[1] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareholders considering the Proposal nor the Company, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Shareholder Approval Provision is Unclear.

The Proposal's references to obtaining shareholder approval are similarly vague and indefinite as it is unclear what the Company would ask its shareholders to approve before the prescribed "limits" could be exceeded. The Proposal requires shareholder approval before the Company could "pay" certain compensation. That standard provides no guidance as to when shareholders are to approve an arrangement. For example, with respect to stock options, it is unclear whether shareholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses

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[1] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for the Company to satisfy the shareholder approval requirement by asking shareholders to approve in advance certain types of compensation under the Company's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareholder approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit the Company from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareholder consent, but sets forth exceptions and qualifications to that standard. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[2] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-based compensation."[3] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by shareholders. Generally, shareholder approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareholder approval may be obtained more than five years in advance. Thus, if the "performance-based compensation"

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[2] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

[3] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the Bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code *only if*" (*emphasis added*) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[4] Thus, it is unclear whether the second paragraph of the Bylaw language set forth in the Proposal (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a shareholder-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-

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[4] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It is not clear to either shareholders considering the Proposal, or the Company if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also makes it unclear how the Proposal's Bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year.[5] Thus, while the proposal applies to all "officers," Section 162(m)'s limitations on the deductibility of compensation apply only to the five most highly paid executive officers. Therefore, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, shareholder approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the Bylaw language).

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the Bylaw text contains other standards that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither shareholders considering the Proposal, nor the Company if it were to implement the Proposal, would know which interpretation the Bylaw language intended. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred

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[5] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3).

Given these ambiguities, it is unclear what actions any shareholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded under Rule 14a-8(i)(6) because the Company Lacks the Power to Implement the Proposal.

A company may exclude a shareholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that Company's shareholders would approve an amendment to the Company's Certificate of Incorporation, which would be necessary in order for the Company to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require the Company to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). A vote of the "majority of stockholders" is also known as per capita voting.[6] Section 212(a) of the

[6] While it is unusual to require per capita voting, the literal text of the requested Bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the

[Footnote continued on next page]

Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder . . . ." Per capita voting differs from the "one share, one vote" requirement in Section 212(a).[7] Moreover, the Company's Certificate of Incorporation does not authorize per capita voting.[8] *See* Exhibit C. Thus, the Company could not implement the Proposal's per capita voting requirement without first amending the Company's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires the Company to obtain shareholder approval before amending the Company's Certificate of Incorporation. Since the Company cannot guarantee that the Company's shareholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors

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[Footnote continued from previous page]

votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither the Company's shareholders nor the Company would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

[7] Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. *See Sagusa, Inc. v. Magellan Petroleum Corporation*, 1993 WL 512487, 19 Del. J. Corp. L. 1304 (Del.Ch.) (Dec 01, 1993), aff'd 650 A.2d 1306 (Del.Supr.), Unpublished Disposition (Sept 28, 1994).

[8] Several sections of the Company's Certificate of Incorporation state "[n]otwithstanding any other provision of law which might otherwise permit a lesser vote or not vote . . . the affirmative vote of the holders of at least 80% of all of the then outstanding shares of Voting Stock" is required in order to take certain actions. *See* Article VII, Section 13, Article VII, Section 14 and Article VIII, Section H. However, the Company's Certificate of Incorporation does not "expressly" authorize per capital voting. *See Sagusa*, 1993 WL 512487.

on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for the Company to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what the Company would ask its shareholders to approve if the "limits" were to be exceeded. Because it would be impossible for the Company to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal is Excludable, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run the Company effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that the Company may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to the Company's executive officers, because the Proposal implicates the Company's ordinary business operations.

IV. The Proponent's Identifying Information is Excludable From the Proposal pursuant to Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits the Company to exclude a Proponent's name, address and number of voting securities held so long as the Company includes a statement that the Company will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, the Company intends to omit the Proposal's third paragraph, which contains the Proponent's name and address. The Company requests the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 733-4802 if I can be of any further assistance in this matter.

Sincerely,

Margaret M. Foran /EMI

Margaret M. Foran

Enclosures

cc: William Steiner
John Chevedden

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Henry A. McKinnell
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner — 9/20/04
William Steiner — Date

cc: Margaret M. Foran, Corporate Secretary
PH: 212 573-2323
FX: 212 573-7851

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DJF
DISCOUNT BROKERS

Date: 20 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6719 shares of Pfizer Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 4/14/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

(PFE)

Post-it® Fax Note 7671	Date 10-26-04 # of pages ▶ 1
To Kathleen Ulrich	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-573-1853 -7851	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

October 28, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Shareholder Proposal of Mr. William Steiner Submitted to Pfizer Inc.

Dear Mr. Chevedden:

Pfizer Inc. has received a copy of your facsimile regarding Mr. Steiner's ownership of Pfizer securities, which you sent to us on October 24, 2004. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires Mr. Steiner to submit sufficient proof that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on his proposal for at least one year as of the date Mr. Steiner submitted the proposal to Pfizer. We do not believe that the October 24, 2004 facsimile containing the letter from Mr. Steiner's introducing broker satisfies the requirements of Rule 14a-8 (as interpreted by the staff of the Securities and Exchange Commission in Staff Legal Bulletin Rule No. 14). As explained in Staff Legal Bulletin No. 14, which was previously provided to you along with a copy of Rule 14a-8, sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares verifying that, at the time he submitted this proposal, he continuously held the shares for at least one year; or

- if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and his written statement that he continuously held the required number of shares for the one-year period.

Our initial letter dated October 21, 2004, requesting satisfactory proof of ownership, advised you that the rules of the Securities and Exchange Commission require that Mr. Steiner's response to this letter be postmarked or transmitted electronically no later than 14 days from the date you, as

Mr. Steiner's proxy, received such letter. Accordingly, in accordance with Rule 14a-8(f), you must transmit to us satisfactory proof of ownership on or before 14 days from the date you received that letter.

Please address any response to me. Alternatively, you may transmit any response by facsimile to me at 212-573-1853. If you have any questions with respect to the foregoing, please contact me at 212-733-2076.

Yours truly,

Kathleen M. Ulrich

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Peggy Foran

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November 5, 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6719 shares of Pfizer Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 4/26/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Peter J. Bove
National Financial Services LLC
Manager
Corporate Actions Division

Post-it® Fax Note 7671 (PFE)		Date 10-27-04	# of pages 1
To Kathleen Ulrich		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # 310-371-7872	
Fax # 212-573-1853 -7851		Fax #	

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

January 12, 2005

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of William Steiner Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter supplements correspondence dated December 21, 2004, in which I informed the staff of the Division of Corporation Finance (the "Staff") that Pfizer, Inc. (the "Company") intended to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). My December 21, 2004 letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal, indicated my belief that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and under Rule 14a-8(i)(6) because the Company is unable to implement the Proposal. Additionally, I requested that, should the Staff not concur in this view, the Staff concur that the Proposal required revision pursuant to Rule 14a-8(i)(7).

I write to supplementally inform the Staff of my belief that the Proposal is additionally excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law. The enclosed opinion of Richard, Layton & Finger, P.A., the Company's special Delaware counsel, concurs in this conclusion as well as the conclusion expressed in the December 21, 2004 letter that the Proposal is beyond the Company's power to implement, which contravenes Rule 14a-8(i)(6). *See* Exhibit B.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. As discussed in our December 21, 2004 letter, the Proposal would require the Company to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). The requirement that approval be obtained from a vote of the "majority of stockholders" is also known as per capita voting.

As explained in the opinion provided by Richard, Layton & Finger, P.A., alteration of the "one share, one vote" standard set forth in Section 212(a) of the Delaware General Corporation Law (the "DGCL") is valid and enforceable only if set forth in a Delaware company's certificate of incorporation. The Company's Certificate of Incorporation does not authorize per capita voting. Accordingly, as set forth in the attached legal opinion, the Proposal mandates a voting standard that, if implemented, would cause the Company to violate Delaware law. We also note that, although the Proposal, as revised, "recommends" that the Company adopt the proposed Bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

In sum, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. Moreover, the attached legal opinion concurs that the Company does not have the power and authority to implement the Proposal, which supports our conclusion that the Proposal is also excludable under Rule 14a-8(i)(6) as discussed in our December 21, 2004 letter.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company only by facsimile. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran / EAI

Margaret M. Foran, Esq.

Attachments

cc: William Steiner
John Chevedden

70306083_1.DOC

EXHIBIT A

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 21, 2004

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer, Inc. (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponents.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague in violation of Rule 14a-8(i)(3) and because the Company is unable to implement the Proposal in violation of Rule 14a-8(i)(6). Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

THE PROPOSAL

The Proposal recommends that the Company's By-laws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below or, in the alternative, that the Proposal requires revision also as discussed below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareholder proposals concerning executive compensation. *See, e.g., Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); *Pfizer Inc.* (avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); *General Electric Co.* (avail. Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareholder approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interact with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The reference to "annual compensation" in the Bylaw text set forth in the Proposal is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareholders are familiar with the term as a result of it being the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically addresses its application to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[1] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareholders considering the Proposal nor the Company, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Shareholder Approval Provision is Unclear.

The Proposal's references to obtaining shareholder approval are similarly vague and indefinite as it is unclear what the Company would ask its shareholders to approve before the prescribed "limits" could be exceeded. The Proposal requires shareholder approval before the Company could "pay" certain compensation. That standard provides no guidance as to when shareholders are to approve an arrangement. For example, with respect to stock options, it is unclear whether shareholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses

---

[1] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for the Company to satisfy the shareholder approval requirement by asking shareholders to approve in advance certain types of compensation under the Company's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareholder approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit the Company from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareholder consent, but sets forth exceptions and qualifications to that standard. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[2] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-based compensation."[3] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by shareholders. Generally, shareholder approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareholder approval may be obtained more than five years in advance. Thus, if the "performance-based compensation"

---

2 Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

3 Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the Bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code *only if*" (*emphasis added*) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[4] Thus, it is unclear whether the second paragraph of the Bylaw language set forth in the Proposal (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a shareholder-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-

---

4 These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It is not clear to either shareholders considering the Proposal, or the Company if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also makes it unclear how the Proposal's Bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year.[5] Thus, while the proposal applies to all "officers," Section 162(m)'s limitations on the deductibility of compensation apply only to the five most highly paid executive officers. Therefore, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, shareholder approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the Bylaw language).

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the Bylaw text contains other standards that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither shareholders considering the Proposal, nor the Company if it were to implement the Proposal, would know which interpretation the Bylaw language intended. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred

---

[5] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3).

Given these ambiguities, it is unclear what actions any shareholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded under Rule 14a-8(i)(6) because the Company Lacks the Power to Implement the Proposal.

A company may exclude a shareholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that Company's shareholders would approve an amendment to the Company's Certificate of Incorporation, which would be necessary in order for the Company to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require the Company to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). A vote of the "majority of stockholders" is also known as per capita voting.[6] Section 212(a) of the

---

[6] While it is unusual to require per capita voting, the literal text of the requested Bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the

[Footnote continued on next page]

Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder . . . ." Per capita voting differs from the "one share, one vote" requirement in Section 212(a).[7] Moreover, the Company's Certificate of Incorporation does not authorize per capita voting.[8] *See* Exhibit C. Thus, the Company could not implement the Proposal's per capita voting requirement without first amending the Company's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires the Company to obtain shareholder approval before amending the Company's Certificate of Incorporation. Since the Company cannot guarantee that the Company's shareholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors

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[Footnote continued from previous page]

votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither the Company's shareholders nor the Company would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

7 Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. *See Sagusa, Inc. v. Magellan Petroleum Corporation*, 1993 WL 512487, 19 Del. J. Corp. L. 1304 (Del.Ch.) (Dec 01, 1993), aff'd 650 A.2d 1306 (Del.Supr.), Unpublished Disposition (Sept 28, 1994).

8 Several sections of the Company's Certificate of Incorporation state "[n]otwithstanding any other provision of law which might otherwise permit a lesser vote or not vote . . . the affirmative vote of the holders of at least 80% of all of the then outstanding shares of Voting Stock" is required in order to take certain actions. *See* Article VII, Section 13, Article VII, Section 14 and Article VIII, Section H. However, the Company's Certificate of Incorporation does not "expressly" authorize per capital voting. *See Sagusa*, 1993 WL 512487.

on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for the Company to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what the Company would ask its shareholders to approve if the "limits" were to be exceeded. Because it would be impossible for the Company to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal is Excludable, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run the Company effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that the Company may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to the Company's executive officers, because the Proposal implicates the Company's ordinary business operations.

IV. The Proponent's Identifying Information is Excludable From the Proposal pursuant to Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits the Company to exclude a Proponent's name, address and number of voting securities held so long as the Company includes a statement that the Company will promptly provide such information to shareholders upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, the Company intends to omit the Proposal's third paragraph, which contains the Proponent's name and address. The Company requests the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 733-4802 if I can be of any further assistance in this matter.

Sincerely,

Margaret M. Foran /EHI

Margaret M. Foran

Enclosures

cc: William Steiner
John Chevedden

EXHIBIT A

RECEIVED OCT 18 2004 MARGARET M. FORAN

K. ULRICH

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Henry A. McKinnell
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

RECEIVED
OCT 11 2004
DR. HENRY McKINNELL → BW
cc: QN|PF

Dear Mr. McKinnell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 9/20/04
William Steiner Date

cc: Margaret M. Foran, Corporate Secretary
PH: 212 573-2323
FX: 212 573-7851

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DJF

DISCOUNT BROKERS

Date: 20 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AH5-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6719 shares of Pfizer Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 4/24/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-28-04 # of pages ▶ 1
To Kathleen Ulrich	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-573-1853 -7851	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Legal Division
Pfizer Inc
285 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

October 28, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Shareholder Proposal of Mr. William Steiner Submitted to Pfizer Inc.

Dear Mr. Chevedden:

Pfizer Inc. has received a copy of your facsimile regarding Mr. Steiner's ownership of Pfizer securities, which you sent to us on October 24, 2004. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires Mr. Steiner to submit sufficient proof that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on his proposal for at least one year as of the date Mr. Steiner submitted the proposal to Pfizer. We do not believe that the October 24, 2004 facsimile containing the letter from Mr. Steiner's introducing broker satisfies the requirements of Rule 14a-8 (as interpreted by the staff of the Securities and Exchange Commission in Staff Legal Bulletin Rule No. 14). As explained in Staff Legal Bulletin No. 14, which was previously provided to you along with a copy of Rule 14a-8, sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares verifying that, at the time he submitted this proposal, he continuously held the shares for at least one year; or

- if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and his written statement that he continuously held the required number of shares for the one-year period.

Our initial letter dated October 21, 2004, requesting satisfactory proof of ownership, advised you that the rules of the Securities and Exchange Commission require that Mr. Steiner's response to this letter be postmarked or transmitted electronically no later than 14 days from the date you, as

Mr. Steiner's proxy, received such letter. Accordingly, in accordance with Rule 14a-8(f), you must transmit to us satisfactory proof of ownership on or before 14 days from the date you received that letter.

Please address any response to me. Alternatively, you may transmit any response by facsimile to me at 212-573-1853. If you have any questions with respect to the foregoing, please contact me at 212-733-2076.

Yours truly,

Kathleen M. Ulrich

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Peggy Foran

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November 5, 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6719 shares of Pfizer Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 4/26/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Peter J. Bove
National Financial Services LLC
Manager
Corporate Actions Division

(PFE)

Post-it® Fax Note 7671	Date 10-29-09	# of pages ▶ 1
To Kathleen Ulrich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 212-573-1853 -7151	Fax #	

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 12, 2005

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Pfizer Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 12, 2004 (the "Certificate");

(ii) the By-laws of the Company as adopted on April 27, 2002 (the "By-laws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal recommends that the By-laws be amended to add the following language:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

DISCUSSION

You have asked our opinion as to whether the Company has the power and the authority to adopt the Proposal and, if implemented by the Company, whether the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The Proposal requests that the Company amend the By-laws to provide that the officers of the Company may receive annual compensation in excess of prescribed limitations only if a "majority of the stockholders" of the Company approves such compensation within one year preceding the payment of such compensation. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. As such, the "per capita" scheme set forth in the Proposal deviates from the statutory default "one-vote-per-share" rule set forth in Section 212(a) of the General Corporation Law. Section 212(a) provides, in pertinent part:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder....

8 Del. C. § 212(a). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2003) (hereinafter, "Drexler") ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) (hereinafter, "Folk") ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.16, at 7-31 (2004) (hereinafter, "Balotti & Finkelstein") ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added);[1] cf. 2 Model Business Corporation Act § 7.21, 7-98 (2002 Supp.) ("Every jurisdiction follows the Model Act pattern of providing that, unless otherwise provided in the articles of incorporation, each outstanding share

[1] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

is entitled to one vote on each matter presented for stockholder action[.]"). The Certificate provides that "each holder of Common Stock shall have one vote in respect of each share of stock held by him on all matters voted upon by the stockholders." Thus, the Certificate does not provide for per capita voting, and implementation of the Proposal would cause the By-laws to conflict with the Certificate.

The Delaware courts have repeatedly held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in a certificate of incorporation provision. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 342 (emphasis added). At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.... It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. See also Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

In Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977), the Delaware Supreme Court again addressed the validity of a provision in a corporate document that provided stockholders with more or less than one vote per share under certain circumstances by virtue of a scaled voting provision which provided that

> each stockholder shall be entitled to one vote for every share of the common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

378 A.2d at 122 n.2. The plaintiffs contended that this provision was invalid on the basis that Section 151(a) of the General Corporation Law requires shares to have uniform voting rights. The Court noted that Section 151(a) neither permitted nor prohibited the scaled voting provision at issue. Rather, the Court concluded that the scaled voting restriction was valid under Section 212(a) of the General Corporation Law. The Court stated: "Under § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation ...." Id. at 123 (emphasis added).

The Delaware Court of Chancery upheld a per capita voting provision on similar grounds in Sagusa, Inc. v. Magellan Petroleum Corp., C.A. No. 12977 (Del. Ch. Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. 1994). In Sagusa, defendant Magellan's certificate of incorporation provided that "[a]ny matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting ... but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon...." Slip op. at 1. The plaintiffs argued that the per capita voting provision violated the public policy favoring one vote per share established in Section 212(a) of the General Corporation Law. The Court disagreed, finding that

> per capita voting provisions are valid under § 212(a).... The statute provides, in relevant part, "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

Slip op. at 5-6. (emphasis added). Thus, the Court upheld the per capita voting provision but only because Magellan's certificate of incorporation contained a provision authorizing a deviation from the one-vote-per-share rule.

The Delaware courts most recently addressed the validity of a certificate of incorporation provision that provided stockholders with something other than one-vote-per-share in Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd, 671 A.2d 1368 (Del. 1996). In Geier, the Delaware Court of Chancery dismissed a claim that a tenured voting provision was invalid as a matter of law. The defendant corporation's amended certificate of incorporation provided:

> common stockholders who owned their shares prior to the recapitalization and those who thereafter acquire stock and hold it for three years continuously are entitled to ten votes per share. Any stockholder not falling within one of those two categories is entitled to only one vote per share.

Slip op. at 1. The plaintiffs argued that the provision was invalid, inter alia, because it was contained in an amendment to the certificate of incorporation instead of the corporation's original certificate of incorporation. The Court disagreed, holding that as long as the voting restriction was contained in the corporation's certificate of incorporation, whether amended or otherwise, it was valid under the General Corporation Law.

The legislative history of Section 212(a) and the commentary with respect thereto confirm that alteration of the one-vote-per-share rule is permissible only when accomplished by a certificate of incorporation provision. Under the General Corporation Law, as originally enacted in 1883, a corporation's bylaws determined a stockholder's voting rights. In particular, Section 18 of the General Corporation Law provided that a corporation's bylaws could determine "what number of shares shall entitle the stockholders to one or more votes." 17 Del. L. Ch. 147, § 18 (1883). The Delaware Constitution of 1897, Art. 9, § 6 changed this rule by providing that "in all elections where directors are managers of stock corporations, each shareholder shall be entitled to one vote for each share of stock he may hold." See David L. Ratner, The Government of Business Corporations: Critical Reflections on the Rule of "One Share, One Vote," 56 Cornell L. Rev. 1 (1970). In 1901 and 1903, the Delaware legislature amended the Constitution to strike out Art. 9, § 6, and simultaneously, Section 17 of the General Corporation Law was enacted to become the progenitor of the present Section 212(a), providing that the one-share-one-vote rule applies "unless otherwise provided in the certificate of incorporation." 22 Del. L. Ch. 166 (1901); Brooks v. State, 79 A. 790, 793 (Del. 1911); cf. Debra T. Landis, Validity of Variations from One Share-One Vote Rule under Modern Corporate Law, § 1 ALR (4th ed. 2004) ("At common law, shareholders of a corporation were each entitled to one vote, regardless of the number of shares owned. Modernly, in the absence of an express statutory or charter provision to the contrary, each shareholder is generally entitled to one vote per share owned.").

In 1967, when the Delaware legislature approved a comprehensive revision of the General Corporation Law, commentators noted of Section 212(a):

> As in the past, each stockholder is entitled to one vote for each share of stock held by him, unless otherwise provided in the certificate of incorporation.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 334 (Prentice-Hall 1967). Section 212(a) then provided in its entirety: "Unless otherwise provided in the certificate of incorporation and subject to the provisions of section 213 of this title, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a) (1967). In 1969, a second sentence was added to Section 212(a) to clarify that per capita voting and other forms of multiple or fractional voting, when authorized by the corporation's certificate of incorporation, could be conferred on all matters submitted for stockholder action under the General Corporation Law, not just the election of directors. Commentators noted, in pertinent part:

> Section 212 of the prior statute provided that each stockholder should be entitled to one vote for each share of capital stock held by him on the record date unless the certificate of incorporation provided that he should have a different vote. This clearly authorized charter provisions which granted to a class or series of a class more than one vote per share or a fraction of a vote per share at least with respect to the election of directors. It was unclear, however, whether multiple or fractional voting rights could be validly conferred with respect to such matters as amendment of the certificate of incorporation, sale of assets and dissolution. It seemed clear from the wording of the sections governing mergers that multiple voting or fractional voting could not be recognized in a vote upon a merger. The amendment to this section makes it clear that the certificate of incorporation may effectively provide for such voting on all matters.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1969 Amendments to the Delaware Corporation Law 347 (Prentice-Hall 1969) (emphasis added). Similarly, the Official Comment to the 1969 amendment to Section 212(a) confirms that if stockholders are to be provided with more or less than one vote per share, a provision providing for such a vote must be included in the corporation's certificate of incorporation. The Official Comment provides:

> The amendment to Section 212(a) clarifies references in the corporation law to "a majority or other proportion of stock" where

> <u>the certificate of incorporation provides for more or less than one vote per share.</u>

2 R. Franklin Balotti & Jesse A. Finkelstein, <u>The Delaware Law of Corporations & Business Organizations</u>, VII-8 (2004 Supp.) (emphasis added). Indeed, the current second sentence of Section 212(a) confirms that stockholders may have multiple or fractional votes per share only when the certificate of incorporation so provides. The second sentence of Section 212(a) provides:

> <u>If the certificate of incorporation provides for more or less than 1 vote for any share</u>, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 <u>Del. C.</u> § 212(a) (emphasis added). Thus, the General Corporation Law recognizes that stockholders of a Delaware corporation may have more or less than one vote per share on any matter submitted to a vote of the corporation's stockholders under the General Corporation Law but only "if the certificate of incorporation [so] provides." 8 <u>Del. C.</u> § 212(a).

Because an alteration of the one-vote-per-share rule must be contained in a corporation's certificate of incorporation, the Proposal, if implemented, would violate Delaware law. Moreover, even if the Proposal were changed to request an amendment to the Certificate to implement its per capita voting scheme, the Company could not commit to implement such a Proposal. Any such amendment first must be adopted and declared advisable by the Board of Directors of the Company (the "Board") and then submitted to the stockholders for their approval. 8 <u>Del. C.</u> § 242.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/LRS

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Pfizer Inc. (PFE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation. Executive are not like star athletes."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies interchangeably to mean majority vote or one share, one vote.

The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Margaret Foran

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2004

The proposal recommends that Pfizer amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Pfizer to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel